UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.
(Name of Subject Company)

HDTMS, Inc.
(Offeror)

Hertz Global Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On August 26, 2012, the following communication was sent on behalf of Mark P. Frissora, Chief Executive Officer and Chairman of the Board of Hertz Global Holdings, Inc., to employees of Advantage.

Dear Advantage Colleagues,

We have just announced that Hertz has reached an agreement to acquire Dollar Thrifty. As you know, we have been pursuing a combination with Dollar Thrifty because it is the best strategic option for both companies.

To complete this transaction, we must secure the government’s consent which will require us to divest our Advantage business in the U.S. We have reached an agreement to sell Advantage to Franchise Services of North American (“FSNA”) and Macquarie Capital. FSNA is an experienced rental car operator with subsidiaries including, among others, U-Save, Rent-a-Wreck, Practicar and X Press Rent-a-Car.

Advantage is a growing brand and will continue to have a bright future under new ownership. While I know the thought of being sold to another company creates anxiety right now, I assure you that your new owners recognize the value and potential of the Advantage brand and will be committed to your long term success.

You may have questions about this news and we will respond to all questions which have answers at this time. I encourage you to ask your managers any questions you have, and we will provide responses whenever possible.

As we reach key milestones, we will communicate what we know in real time. There are a few steps remaining to complete the transaction, starting with government approval. Although it seems likely the deal will be finalized, we can’t be 100% certain today.

I encourage you to stay focused on your current responsibilities, provide the best customer service possible and help Advantage reach its 2012 targets.

I thank you for your commitment and hard work. You are helping to ensure that Advantage, and each of you, will be highly successful in the months and years ahead.

Mark

Cautionary Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include information concerning Hertz’s outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that Hertz has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Hertz believes are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Among other items, such factors could include: our ability to obtain regulatory approval for and to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; and the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty. Additional information concerning these and other factors can be found in our filings and Dollar Thrifty’s filings with the Securities and Exchange Commission, including our and Dollar Thrifty’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Hertz therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Hertz or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Hertz undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Dollar Thrifty’s common stock. At the time the tender offer is commenced, Hertz will file a tender offer statement with the United States Securities and Exchange Commission (the “SEC”). Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Dollar Thrifty’s stockholders should consider before tendering their shares. These documents will be available for free at the SEC’s web site (http://www.sec.gov). Copies of Hertz’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100.